UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The St. Lawrence Seaway Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

791162 10 0
(CUSIP Number)

Joel M. Greenblatt
100 Jericho Quadrangle, Suite 212
Jericho, New York 11753
(516) 935-4200

With a copy to:

Thomas R. Stephens, Esq.
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
(303) 592-3100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 791162 10 0

1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Joel M. Greenblatt

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)___

         (b)___

3.      SEC Use Only

4.      Source of Funds (See Instructions)

         WC/PF

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         ____

6.      Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7. 8. 9. 10.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	93,750 0 93,750 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:      93,750

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

            ____

13.      Percent of Class Represented by Amount in Row 11:      19.0%

14.      Type of Reporting Person (See Instructions)

         IN

CUSIP No. 791162 10 0

1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Daniel L. Nir

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)___

         b)___

3.      SEC Use Only

4.      Source of Funds (See Instructions)

         WC

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         ____

6.      Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7. 8. 9. 10.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	56,250 0 56,250 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:      56,250

12.       Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         ____

13.      Percent of Class Represented by Amount in Row 11:       11.4%

14.      Type of Reporting Person (See Instructions)

         IN

EXPLANATORY NOTE

         In accordance with Rule 101(a)(2)(ii) of Regulation S-T, this Amendment No. 1 to Schedule 13D includes a restatement of the statement on Schedule 13D filed by The Windward Group, L.L.C., Joel M. Greenblatt and Daniel L. Nir on October 12, 1993.

Item 1. Security and Issuer

Securities:	Shares of Common Stock, $1.00 par value (the "Shares"), and currently exercisable warrants for the purchase of shares of Common Stock, $1.00 par value, with an exercise price of $3.00 per Share (the "Warrants").

Issuer:	The St. Lawrence Seaway Corporation, 55 South State Avenue, Indianapolis, Indiana 46204.

Item 2. Identity and Background

        (a): This Schedule is being filed by Joel M. Greenblatt and Daniel L. Nir. Messrs. Greenblatt and Nir are sometimes referred to herein as the "Reporting Persons". On January 30, 2006, The Windward Group, L.L.C. (formerly named Industrial Development Company, L.L.C.), a Delaware limited liability company (hereinafter "The Windward Group"), was dissolved, and its assets were distributed to Messrs. Greenblatt and Nir, the members and executive officers of The Windward Group.

        (b), (c) and (f): Joel M. Greenblatt and Daniel L. Nir are each United States citizens. Mr. Greenblatt's business address is 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753. Mr. Nir's business address is 950 Third Avenue, 29th Floor, New York, New York 10022. The principal occupation of Mr. Greenblatt is to serve as a principal of Gotham Capital III, L.P., a private investment partnership. Mr. Nir's principal occupation is to serve as managing partner of Gracie Capital, L.P., a private investment partnership. The Windward Group, until its dissolution, was a Delaware limited liability company with a business address of 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753. The Windward Group was in the business of purchasing, for investment and trading purposes, securities and other financial instruments and was organized for the purpose of acquiring the Shares and the Warrants.

        (d): None of the Reporting Persons have been involved in any proceedings or matters of the type required to be described in this Item.

        (e): None of the Reporting Persons are, and during the past five years was not, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The source of the funds used by The Windward Group to purchase the Shares and the Warrants was working capital in the approximate amount of $315,000. Such working capital was provided by capital contributions of members. All securities acquired were by purchase under a Stock Sale Agreement attached hereto as Exhibit A.

        Mr. Greenblatt used personal funds to pay the aggregate $50,001 exercise price for the portion of his Warrant exercised on January 31, 2006 as described in Item 5 below.

Item 4. Purpose of Transaction

        The Reporting Persons acquired the Shares and the Warrants for the purposes of investment and to acquire a significant ownership position in the Issuer. Each of the Reporting Persons currently serves as a director and executive officer of the Issuer and the Reporting Persons may be deemed to control the Issuer. The Reporting Persons intend to continuously review their investment in the Issuer, and depending upon their evaluation of the Issuer's prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock or other Issuer securities, and any of the Reporting Persons or entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock or other Issuer securities held by such person, or cease buying or selling Common Stock or other Issuer securities. Any such additional purchases or sales of the Common Stock or other Issuer securities may be in open market or privately-negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

        The Windward Group was dissolved on January 30, 2006 and distributed its Shares and Warrants proportionately to its members, Messrs. Greenblatt and Nir. As a result of the distribution, Mr. Greenblatt received 31,250 Shares and a Warrant to purchase an additional 62,500 Shares, and Mr. Nir received 18,750 Shares and a Warrant to purchase an additional 37,500 Shares. On January 31, 2006, Mr. Greenblatt exercised 16,667 of the Warrants that he received in The Windward Group’s distribution. As a result of these transactions, Mr. Greenblatt currently is the sole beneficial owner of 93,750 shares of Common Stock of the Issuer (approximately 19.0% of the 393,735 shares of the Issuer’s Common Stock outstanding as of November 7, 2005, according to information contained in the Issuer’s Quarterly Report on Form 10-QSB for its fiscal quarter ended September 30, 2005 (the “Form 10-QSB”), plus the 100,000 shares of Common Stock obtainable upon exercise of the Warrants). Mr. Nir currently is the sole beneficial owner of 56,250 shares of Common Stock of the Issuer (approximately 11.4% of the Issuer’s outstanding Common Stock as of November 7, 2005, according to information contained in the Form 10-QSB, plus the 100,000 shares of Common Stock obtainable upon exercise of the Warrants).

        Until its dissolution on January 30, 2006, The Windward Group was the beneficial owner of 150,000 shares of Common Stock of the Issuer, which included 100,000 shares of Common Stock obtainable upon exercise of the Warrant. All of such Shares and Warrants were acquired pursuant to that certain Stock Sale Agreement dated June 24, 1993 between Bernard Zimmerman & Company, Inc. and Industrial Development Partners, a New York general partnership (the "Partnership"). Such Stock Sale Agreement is attached hereto as Exhibit A. The Windward Group succeeded to the rights of the Partnership under the Stock Sale Agreement by Assignment and Assumption Agreement dated as of July 30, 1993.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information in the second paragraph of Item 5 is hereby incorporated by this reference.

        The Warrants issued by the Issuer to Messrs. Greenblatt and Nir on Jannuary 30, 2006 to reflect the distribution from The Windward Group are attached hereto as Exhibit D.

Item 7. Material to Be Filed as Exhibits

Exhibit A*	Stock Sale Agreement dated June 24, 1993 between Bernard Zimmerman & Company, Inc. and The Windward Group Partners, a New York general partnership.
Exhibit B*	Assignment and Assumption Agreement dated as of July 30, 1993.
Exhibit C*	Agreement of Joint Filing.
Exhibit D	Warrants to Purchase Shares of Common Stock dated January 30, 2006 issued by the Issuer to Joel M. Greenblatt and Daniel L. Nir.
Exhibit E	Power of Attorney to Bernard Seibert, Thomas R. Stephens and Katherine E. Duplay from Joel M. Greenblatt.
Exhibit F	Power of Attorney to Thomas R. Stephens and Katherine E. Duplay from Daniel L. Nir.

        *Previously filed.

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2006	/s/ Thomas R. Stephens Thomas R. Stephens, Attorney-in-Fact for Joel M. Greenblatt
Date: February 8, 2006	/s/ Thomas R. Stephens Thomas R. Stephens, Attorney-in-Fact for Daniel L. Nir